United States securities and exchange commission logo





                             September 14, 2021

       Salvatore Palella
       Chief Executive Officer
       Helbiz, Inc.
       32 Old Slip
       New York, NY 10005

                                                        Re: Helbiz, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 3,
2021
                                                            File No. 333-259323

       Dear Mr. Palella:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed September 3, 2021

       General

   1. We note that you included the audited year-end financial statements as of December 31,
                                                        2020 and unaudited
interim financial statements as of June 30, 2021 for only Helbiz, Inc.
                                                        We also note: (i) your
disclosure that the business combination between GreenVision
                                                        Acquisition Corp.
("GVAC"), Helbiz Holdings, Inc., GreenVision Merger Sub Inc. and
                                                        Salvatore Palella was
consummated on August 12, 2021 and (ii) your reference to the historical financial
information of GVAC in your "Unaudited Pro Forma Condensed
                                                        Combined Financial
Information" section. Considering that the business combination with GVAC closed after
the unaudited interim period included in your filing, please amend your filing to
include the financial statements of GVAC required by Rules 3-01 and 3-02 of Regulation
S-X. Please also file the relevant auditor consent as an exhibit to
 Salvatore Palella
Helbiz, Inc.
September 14, 2021
Page 2
      your registration statement.
2. Please amend your filing to include financial statements of MiMoto Smart Mobility
      Srl that comply with Rule 3-05 of Regulation S-X, or tell us why these financial statements are not required. In this regard, we note that you provided these financial statements in your recently filed definitive proxy statement related to your merger with
      GVAC. Please also file the relevant auditor consent as an exhibit to your registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Brian Fetterolf at 202-551-6613 or Katherine Bagley at 202-551-2545 if
you have any questions.



                                                           Sincerely,
FirstName LastNameSalvatore Palella
                                                           Division of
Corporation Finance
Comapany NameHelbiz, Inc.
                                                           Office of Trade &
Services
September 14, 2021 Page 2
cc:       William S. Rosenstadt
FirstName LastName